FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Everett, David A.	2. Date of Event Requiring Statement Month/Day/Year 03/12/03	4. Issuer Name and Ticker or Trading Symbol SOLECTRON CORPORATION (SLR)
(Last) (First) (Middle) 847 Gibraltar Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

5. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                          10% Owner
X Officer                            Other
(give title below)              (specify below)

Executive Vice President Worldwide Sales and Account Management

6. If Amendment, Date of Original (Month/Day/Year)
(Street) Milpitas, CA 95035		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
No Securities Owned	0
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock	(1)	03/12/13	Common Stock	110,000	$3.00	D
Explanation of Responses: (1) Option vests as to 1/48 beginning 03/10/03.
By: /s/ Victoria Miranda for David A. Everett **Signature of Reporting Person	03/13/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Limited Power of Attorney - Securities Law Compliance

The undersigned, as an officer of Solectron Corporation, (the "Corporation"), hereby constitutes and appoints Philip Fok, Michael Grady, or Victoria Miranda, the undersigned's true and lawful attorney-in-fact and agent to complete and execute such Forms 3, 4 and 5 and other forms as such attorney-in-fact shall, in his or her discretion, determine to be required or advisable pursuant to Section 16 of the Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Corporation, and to do all acts necessary in order to file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Corporation and such other person or agency as the attorney-in-fact shall deem appropriate. The undersigned hereby ratifies and confirms all that said attorney-in-fact and agent shall do or cause to be done by virtue hereof.

This Limited Power of Attorney is executed at Milpitas, California as of the date set forth below.

Signature: S/ David A. Everett

    Type or Print Name:  David A. Everett

    Dated:  March 13, 2003

Witness:

Signature: S/ Donna Malech

Type or Print Name: Donna Malech

Dated: March 13, 2003